Shearman & Sterling LLP
                599 LEXINGTON AVENUE | NEW YORK | NY | 10022-6069
            WWW.SHEARMAN.COM | T +1.212.848.4000 | F +1.212.848.7179




(212) 848-8244


October 26, 2005


BY EDGAR AND FEDERAL EXPRESS

Mr. Jorge Bonilla
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:      Alexander's, Inc.
         Form 10-K For the Fiscal Year Ended December 31, 2004
         Form 10-Q For the Quarterly Period Ended March 31, 2005
         Form 10-Q For the Quarterly Period Ended June 30, 2005
         File No. 1-06064

Dear Mr. Bonilla:

We refer to your letter dated October 20, 2005 regarding a comment on the above-referenced filings of Alexander's, Inc. (the "Company"). We have set forth below the Company's response to the comment in your letter. For your convenience, we have included your comment in full before our response.

On behalf of the Company, we advise you as follows:

Form 10-Q for the Quarterly Period Ended June 30, 2005
------------------------------------------------------

Note 4 - 731 Lexington Avenue, page 8
-------------------------------------

1. You state that you are recognizing the sales of the condominium units using the percentage of completion method. We note on your balance sheet that you have significant receivables arising from the sale of condominiums. Please tell us how you considered these receivables in recognizing gain on these sales and how you applied the criteria outlined in paragraph 37 of SFAS 66.

         RESPONSE:


              The Company notes for the information of the Staff that the "receivables arising from the sale of condominiums" represent the difference between the sales price on the 22 units under contract for sale and the cash deposits received for those units. The Company has recognized net gains on sale of condominiums in accordance with paragraph 37 of SFAS 66, which states that if individual units in condominiums projects are being sold separately, profit shall be recognized using the percentage of completion method if all of the following criteria are met:


(A)  Construction is beyond a preliminary stage
     o At June 30, 2005, approximately 92% of the project had been completed and of the 105 condominium units, 77 had been sold and all proceeds collected and 22 were under binding sales contracts.

(B) The buyer is committed to the extent of being unable to require a refund except for non delivery of the unit
     o All deposits are non-refundable unless there is a material change in the condominium offering plan or in the event the Company is unable to deliver the units within a reasonable period of time, as defined.

(C) Sufficient units have already been sold to assure that the entire property will not revert to rental property
     o Of the 105 condominium units, 77 had been sold and closed and 22 were under binding sales contract at June 30, 2005.

(D)  Sales prices are collectible
     o The Company had assessed the collectibility of the sales prices of the 22 units under sales contract at June 30, 2005 in accordance with paragraph 4 of SFAS 66 and notes for the information of the Staff that the initial and continuing investments (non-refundable down payments made by purchasers) received on the 22 condominiums that had not closed as of June 30, 2005 were in excess of 25% of the purchase prices, thus giving the buyers a substantial incentive to complete the acquisition of the condominium units under binding sales contracts. In addition, these individuals were of high credit standing further mitigating any chance of default (these facts were similar for the 77 units previously sold and, in each case, the entire purchase price was collected). The Company also notes for the information of the Staff that as of September 30, 2005, the sales of 21 of the 22 units had closed and the receivables relating to those 21 units have been collected in full.

(E)  Aggregate sale proceeds and costs can be reasonably estimated.
     o At June 30, 2005, 92% of the project had been completed and substantially all of the remaining project costs have been contracted for.

                                      ****

In connection with responding to your comment, the Company hereby acknowledges that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional comments or questions, please contact the undersigned at (212) 848-8244 or Joseph Macnow, the Company's Chief Financial Officer, at
(201) 587-1000.


Very truly yours,

/s/ Danielle Carbone

Danielle Carbone


cc:  Joseph Macnow -- Alexander's, Inc.
     Alan Rice -- Alexander's, Inc.
     Thomas Flinn -- SEC